SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. 1)*

UNITED AMERICAN HEALTHCARE CORPORATION

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

90934C105 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90934C105	13G/A	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert W. Morey
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 177,773
6. SHARED VOTING POWER 422,505
7. SOLE DISPOSITIVE POWER 177,773
8. SHARED DISPOSITIVE POWER 422,505

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,278
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.1%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 90934C105	13G/A	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Maura Morey
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 422,505
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 422,505

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 422,505
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 90934C105	13G/A	Page 4 of 8 Pages

Item 1	(a).	Name of Issuer: United American Healthcare Corporation (the “Issuer”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices: 300 River Place, Suite 4950 Detroit, MI 48207

Item 2.	(a).	Name of Person Filing: This Schedule is being filed jointly by Robert W. Morey and Maura Morey (each, a “Reporting Person” and collectively, the “Reporting Persons”).

Item 2.	(b).	Address of Principal Business Office or, if None, Residence: The Reporting Persons’ address is: 1660 Tiburon Blvd., Suite E Tiburon, CA 94920

Item 2.	(c).	Citizenship: Robert W. Morey– United States Maura Morey – United States

Item 2.	(d).	Title of Class of Securities: Common Stock, no par value

Item 2.	(e).	CUSIP Number: 90934C105

Item 3.	Not applicable.

CUSIP No. 90934C105	13G/A	Page 5 of 8 Pages

Item 4.

Ownership.

The Reporting Persons beneficially own an aggregate of 600,278 shares of Common Stock consisting of: (i) 172,973 shares held by Robert W. Morey; (ii) 2,800 shares held by Robert W. Morey as custodian for his grandchild, Amberley Morey, and 2,000 shares held by Robert W. Morey as custodian for his grandchild, Elizabeth Grace Morey; (iii) 12,000 shares held by the Reporting Persons as joint tenants and as to which the Reporting Persons share voting and dispositive power; and (iv) 410,505 shares held in the RW Morey Defined Pension Trust for which the Reporting Persons serve as co-trustees and over which the Reporting Persons share voting and dispositive power.

For Robert W. Morey:

	(a)	Amount beneficially owned: 600,278 shares of Common Stock

	(b)	Percent of class: 8.1%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 177,773

		(ii)	Shared power to vote or to direct the vote: 422,505

		(iii)	Sole power to dispose or to direct the disposition of: 177,773

		(iv)	Shared power to dispose or to direct the disposition of: 422,505

For Maura Morey:

	(a)	Amount beneficially owned: 422,505 shares of Common Stock

	(b)	Percent of class: 5.7%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 0

		(iv)	Shared power to vote or to direct the vote: 422,505

		(iii)	Sole power to dispose or to direct the disposition of: 0

		(v)	Shared power to dispose or to direct the disposition of: 422,505

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 90934C105	13G/A	Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 12, 2005
Date

/S/ ROBERT W. MOREY Robert W. Morey

/S/ MAURA MOREY Maura Morey

CUSIP No. 90934C105	13G/A	Page 7 of 8 Pages

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 90934C105	13G/A	Page 8 of 8 Pages

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or its knows or has reason to believe that such information is inaccurate.

September 12, 2005
Date

/S/ ROBERT W. MOREY Robert W. Morey

/S/ MAURA MOREY Maura Morey